7.00am BST

22 April 2021

TRADING UPDATE – April 2021

RELX, the global provider of information-based analytics and decision tools, has issued the following update on trading ahead of its Annual General Meeting, reaffirming the outlook for the full year.

Highlights

➣Our three largest business areas, STM, Risk and Legal, which together accounted for 95% of revenue in 2020, have started the year well.

➣Exhibitions, which accounted for 5% of revenue in 2020, has continued to be impacted significantly by the Covid-19 pandemic.

Full year outlook

➣We continue to expect each of our three largest business areas, STM, Risk and Legal, to deliver another year of underlying revenue and adjusted operating profit growth in 2021, similar to pre-Covid-19 trends. The timing and pace of recovery in Exhibitions remains uncertain.

Scientific, Technical & Medical (38% of 2020 revenue)

•	Electronic revenue, which represents around 85% of the divisional total, has continued to grow well. Print revenues have stabilised following the Covid-19 related disruption in the first half of 2020.
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Trends in our customer environment continue to vary somewhat by segment. In Primary Research we have continued to see strong growth in article submissions. Open access revenues are continuing to grow very strongly across geographies. Databases & tools and e-reference have started the year well.

•	Full year outlook: We expect another year of modest underlying revenue growth, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Risk (34% of 2020 revenue)

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Transactional revenue, which represents around 60% of the divisional total, has seen good growth rates at the start of the year stepping up further from mid-March as we begin to lap last year’s Covid-19 related disruption. Subscription revenue, which represents around 40% of the divisional total, has remained resilient overall, albeit with some impact from delays in customer product implementations last year.

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In Business Services, demand for fraud prevention and identity products continues to grow strongly, with the digital identity segment growing particularly well. Insurance market activity is now showing strong growth against the disrupted comparative period of the prior year. End customer markets for Data Services show varying dynamics, while Government continues to grow strongly.

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Full year outlook: We expect a year of strong underlying revenue growth, with the fundamentals of the majority of our customer markets in line with, or slightly ahead of, pre-Covid-19 trends. We expect underlying adjusted operating profit growth to broadly match underlying revenue growth.

Legal (23% of 2020 revenue)

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Electronic revenue, which represents around 85% of the divisional total, has continued to see good growth. The rate of print revenue decline has moderated somewhat following steeper than historical declines in 2020 due to Covid-19 related disruption.

•	Trends in our major customer markets are stable, with good demand for our market leading legal analytics and continued roll-out of integrated functionality across our solutions.
•	Full year outlook: We expect another year of modest underlying revenue growth, with underlying adjusted operating profit growth exceeding underlying revenue growth.

Exhibitions (5% of 2020 revenue)

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Exhibitions continues to be significantly impacted by Covid-19. So far this year we have held 56 physical events, primarily in Japan and China, with one held in the US in March. Government restrictions have prevented most events from taking place in Europe and the Americas, and have constrained the scale of many events elsewhere. We have continued to develop and launch a range of new digital initiatives in support of our customers and event brands.

•	Full year outlook: The evolving Covid-19 pandemic will continue to impact our ability to hold physical events, making the outlook for the year uncertain.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: current and future economic, political and market forces; the impact of the Covid‐19 pandemic as well as other pandemics or epidemics; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in the payment model for our products; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; exhibitors’ and attendees’ ability and desire to attend face‐to‐face events and availability of event venues; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (SEC). You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £37bn/€43bn/$52bn.